PRIMO WATER CORPORATION
101 North Cherry Street, Suite 501
Winston-Salem, NC 27101

December 15, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Katherine Bagley (Mail Stop 3561)

Re:	Primo Water Corporation Registration Statement on Form S-3 (File No. 333-221938)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Primo Water Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to be declared effective at 4:00 p.m., Eastern time, on Tuesday, December 19, 2017 or as soon thereafter as is practicable.

In connection with the foregoing request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sean M. Jones of K&L Gates LLP (704-331-7406) if you have any other questions regarding this matter.

Very truly yours, PRIMO WATER CORPORATION

By:	/s/ Mark Castaneda
Mark Castaneda
Chief Financial Officer

cc:	Sean M. Jones (K&L Gates LLP)